CONSENT OF AUTHOR

TO:	Ur-Energy Inc.

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

United States Securities and Exchange Commission

AND TO:	Toronto Stock Exchange

NYSE Amex, LLC

RE:	Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report (the “Technical Report”) titled “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” (April 30, 2012) which the undersigned has prepared for Ur-Energy. The undersigned hereby consents to the public filing of the Technical Report with the regulatory authorities referred to above.

I also consent to the written disclosure of my name and reference to the Technical Report in the public filing of a news release titled “Ur-Energy Confirms Increase in Resources and Updates Lost Creek Property Economics” and its filing with the appropriate regulatory authorities, above.

I certify that I have reviewed the news release being filed and released, and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated this 30th day of April, 2012.

Signed and Sealed

/s/ Catherine L. Bull, Project Engineer

Catherine L. Bull, Wyoming PE 12081

Ur-Energy Inc.